SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Mobiquity Technologies, Inc.
(Name of Issuer)

Common Stock, par value 0.0001 per share
(Title of Class of Securities)

60743F 607
(CUSIP Number)

Steven Morse, Esq. Morse & Morse, PLLC 2100 Deer Park Avenue, Ste. 1A Deer Park, New York 11729 (516) 445-7635
(Name, address and telephone number of person authorized to receive notices and communications)

August 6, 2024
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 60743F 607	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Gene Salkind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	8,805,239
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	8,805,239
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,805,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /x/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.1% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based upon approximately 16,006,000 common shares outstanding on August 8, 2024.

CUSIP No. 60743F 607	SCHEDULE 13D	Page 3 of 5 Pages

ITEM 1. Security and Issuer.

The securities to which this Schedule 13D relates are the common shares, $0.0001 par value per share (“Common Shares”) of Mobiquity Technologies, Inc., a New York corporation (the “Issuer”). The address of the executive offices of the Issuer is 35 Torrington Lane, Shoreham, NY 11766.

ITEM 2. Identity and Background.

(a) – (c) This Statement is filed by Gene Salkind (on behalf of himself, his wife and a family trust), with an address c/o of 35 Torrington Lane, Shoreham, NY 11766. Dr. Salkind is a practicing neurosurgeon in Pennsylvania.

(d) - (e) During the last five years, Dr. Salkind has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. Salkind is a United States citizen.

ITEM 3. Source and Amount of Funds or Other Consideration.

Dr. Salkind, his wife, and a family trust used their personal funds to make investments in the Issuer over the last several years.

ITEM 4. Purpose of Transaction.

Dr. Salkind is Chairman of the Board of the Issuer and a principal stockholder.

Except as described above, Mr. Salkind presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a), (b) Dr. Salkind, his wife, and a family trust beneficially own 8,805,239 common shares of the Issuer, including convertible notes, options and warrants to purchase an aggregate of 581,544 common shares. Such 8,805,239 common shares represent approximately 53.1% of the outstanding common shares of the Issuer.

CUSIP No. 60743F 607	SCHEDULE 13D	Page 4 of 5 Pages

(c) During the last 60 days, all transactions between the reporting person and the Issuer are described in the Issuer’s Form 10-Q for the quarter ended June 30, 2024 which are incorporated by reference herein. In particular, the reporting person received 7,675,160 common shares upon the automatic conversion of 751,973 shares of Series H Preferred Stock based upon the Issuer’s common stock trading at a closing sale price in excess of $2 per share between July 24, 2024 and August 6, 2024. The 7,675,160 common shares received include 10 shares of common stock for every one share of Series H Preferred Stock which was canceled plus 155,430 common shares in accrued and unpaid dividends.

(d) and (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between Dr. Salkind and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. Materials to be filed as Exhibits.

Not applicable.

CUSIP No. 60743F 607	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2024	By:	/s/ Dr. Gene Salkind
Dr. Gene Salkind